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                               April 20, 2021

       Dominic Colvin
       Chief Executive Officer
       CannaPharmaRx, Inc.
       888     3rd Street SW, Suite 3600
       Calgary, Alberta, Canada T2P 5C5

                                                        Re: CannaPharmaRx, Inc.
                                                            Post-Effective
Amendment No. 1 to the Registration Statement on Form S-1
                                                            Filed April 15,
2021
                                                            File No. 333-251016

       Dear Mr. Colvin:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 1 to the Registration Statement on Form S-1

       Table of Contents, page i

   1. We note that Part II of the registration statement was not included in your filing. In your amended filing, please
add Part II, which should include, but is not limited to, the exhibit index and signatures,
together with any exhibits, as applicable.
       Selling Security Holders, page 29

   2. We note your disclosure on page 36 that BHP Capital NY, Inc. and Silverback Capital
                                                        Corporation are new
selling security holders, who will collectively resell up to five million shares of
common stock in the aggregate under the Common Stock Purchase
                                                        Agreement ("SPA"),
while Granite will resell approximately five million fewer shares under this filing than
under your previous Amendment to the Registration Statement on
 Dominic Colvin
CannaPharmaRx, Inc.
April 20, 2021
Page 2
      Form S-1 filed on November 25, 2020. You also disclose that neither the SPA nor any of your or Granite's rights thereunder may be assigned to any other person, and that you will not enter into any other equity line with any other party without Granite's prior consent on pages 41 and 42, respectively. Please advise whether either BHP Capital NY, Inc. or
      Silverback Capital Corporation are receiving shares under equity lines with you or through an assignment from any other selling security holder. Please also file each SPA as an exhibit to this filing pursuant to Item 601(b)(10) of Regulation S-K or explain to us why you believe you are not required to do so.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameDominic Colvin
                                                            Division of
Corporation Finance
Comapany NameCannaPharmaRx, Inc.
                                                            Office of Life
Sciences
April 20, 2021 Page 2
cc:       Joshua Brinen, Esq.
FirstName LastName